                                                                   Exhibit 12(a)

                            The Seagram Company Ltd.
                            and Subsidiary Companies
               Computation of Ratio of Earnings to Fixed Charges
               (United States dollars in millions, except ratios)

                                       Five Month                                                          Pro Forma (c)
                                       Transition                                             -------------------------------------
                  Fiscal Years Ended  Period Ended   Fiscal Years Ended   Nine Months Ended   Fiscal Year Ended   Nine Months Ended
                       January 31,       June 30,         June 30,            March 31,            June 30,            March 31,
                  1994   1995   1996      1996         1997      1998       1998     1999            1998                1999
                  ----   ----   ----  ------------     ----     ------      ----     ----           ------              ------
Income (loss)
 from continuing
 operations,
 before tax ..... $347   $297   $240       ($6)       $ 726      $1,611     $1,148   ($504)        $ 962                 $(198)

Add (deduct):

Dividends from
 equity
 companies......     2      4     85        48          107          56         49      75             66                   75

Fixed charges...   374    432    414       173          376         406        245     442            796                  685

Interest
 capitalized,
 net of
 amortization...    --    (1)    (2)       (4)          (2)          (2)       (1)     (1)             (6)                 (1)
                ------   ----   ----      ----       ------      -------    ------   -----         ------                -----
Earnings
 available for
 fixed charges.   $723   $732   $717      $209       $1,207       $2,071    $1,441    $ 12         $1,818                 $561
                ------   ----   ----      ----       ------      -------     -----   -----         ------                -----

Fixed charges..

Interest
 expense.......    351    408    378       151          326          357       207     393            727                  618

Portion of rent
 expense deemed
 to represent
 interest
 factor........     23     24     36        22           50           49        38      49             69                   67
                ------   ----   ----      ----       ------      -------     -----   -----          -----                -----
Fixed charges..    374    432    414       173          376          406       245     442            796                  685
                ------   ----   ----      ----       ------      -------     -----   -----          -----                -----
Ratio of
 earnings to
 fixed charges.   1.93   1.69   1.73      1.21         3.21         5.10      5.88     (a)           2.28                  (b)
                ======   ====   ====      ====       ======      =======     =====   =====          =====                =====

(a) Fixed charges exceeded earnings by $430 million for the nine month period ended March 31, 1999.
(b) Pro Forma fixed charges exceeded pro forma earnings by $124 million for the nine month period ended March 31, 1999.
(c) The pro forma information illustrates the effect of the disposition of Tropicana Products Inc., the acquisition of PolyGram N.V. and certain related transactions.